Filed by: Suncor Energy Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Canadian Oil Sands Limited
Form F-80 File No.: 333-207268

On October 5, 2015, Suncor Energy Inc. first used or made available the following communications:

1.	Communication first made available by a post on Twitter on October 5, 2015;

2.	News Release, dated October 5, 2015.

(Materials begin on the following page)

Exhibit 1

Explanatory Note: The following communication was first made available by a post on Twitter on October 5, 2015.

Tweet: News release: Suncor Energy commences offer for outstanding shares of Canadian Oil Sands Limited [link to http://www.suncor.com/en/newsroom/5441.aspx?id=1989792]

NOTICE TO U.S. HOLDERS

The offer (“Offer”) by Suncor Energy Inc. (“Suncor”) to acquire all of the outstanding common shares of Canadian Oil Sands Limited (“COS”) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer to Purchase and Takeover Bid Circular, dated October 5, 2015, and related Offer documentation (the “Offer Document”) in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor will file a registration statement on Form F-80, which will include the documents related to the Offer, with the SEC in respect of the Offer. This communication is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

FORWARD-LOOKING STATEMENTS

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer, including regarding the tax treatment of COS shareholders, future dividend payments and returns to shareholders and benefits from Suncor’s integrated model and production growth, that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimated”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, “would” and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, the expected timing of the consummation of the Offer, the estimated total transaction value, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@Suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this communication.

Exhibit 2

Explanatory Note: News Release, dated October 5, 2015.

FOR IMMEDIATE RELEASE

Suncor Energy commences offer for outstanding shares of Canadian Oil Sands Limited

(All dollar amounts referenced herein are to Canadian dollars)

Calgary, Alberta (October 5, 2015) – Suncor Energy Inc. (“Suncor”) today announced that it has formally commenced an unsolicited offer (the “Offer”) to Canadian Oil Sands Limited (“COS” TSX Symbol “COS”) shareholders to acquire all of the outstanding shares of COS for total consideration of approximately $4.3 billion. Under the terms of the Offer, each COS shareholder will receive consideration of 0.25 of a Suncor share per COS share. Including COS’ estimated outstanding net debt of $2.3 billion as at June 30, 2015, the total transaction value is approximately $6.6 billion.

“We believe this is a financially compelling opportunity for COS shareholders,” said Steve Williams, Suncor’s president and chief executive officer. “By accepting this Offer, COS shareholders will become investors in Canada’s leading integrated energy company with 50 years of experience in oil sands operations and a track record of returning significant value to shareholders. We’re offering a significant premium to COS’ current market price and also providing exposure to a meaningful dividend increase. We’re confident in the value this Offer provides to COS shareholders.”

Benefits of the Offer:

•	Premium to market price. The Offer represents a significant premium of 43% based on the closing prices of the COS shares and the Suncor shares on the TSX on October 2, 2015, the last trading day before the Offer was announced, and a 35% premium to the volume weighted average trading price of the COS shares on the TSX for the 30 trading days ended October 2, 2015.

•	Superior returns to shareholders. Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years, Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, placing it among the leaders of its peer group. If the Offer is accepted, COS’ shareholders would experience a 45% dividend uplift.

•	Investment in an integrated energy company with significant liquidity and access to capital. Suncor’s integrated business model is designed to generate consistent cash flow which has enabled Suncor to fund its capital program, dividend commitments and planned growth projects, even in sustained periods of lower commodity prices. COS shareholders would be positioned to benefit from Suncor’s integrated model and ongoing production growth, and continue to participate in any oil price recovery.

•	Established and experienced management team has delivered strong financial and operational results. Suncor is led by its president and chief executive officer, Steve Williams, and his executive team, who together bring deep oil sands and energy experience. In addition, Suncor’s board of directors is composed of highly capable, experienced, diverse and independent directors. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, all of which have delivered strong results for shareholders. As a result, Suncor is well positioned to capture the value potential in COS’ assets.

Suncor Energy

150 6 Avenue S.W. Calgary, Alberta T2P 3E3

suncor.com

•	Opportunity to defer taxation. Canadian resident shareholders who hold their shares as capital property will generally be entitled to an automatic rollover to defer Canadian taxation on the disposition of their shares. Such Canadian shareholders may choose to report a capital gain or loss on the exchange of their shares in which case the rollover would not apply to any of their shares. Suncor intends for the Offer to be treated as a reorganization for U.S. federal income tax purposes such that no gain or loss will generally be recognized by U.S. holders on the disposition of their shares.

About the Offer:

The Offer will be open for acceptance until 5:00 p.m. (Calgary time) on December 4, 2015, unless extended or withdrawn. Suncor has structured the Offer to meet the requirements of a “Permitted Bid” under COS’ existing shareholder rights plan.

The Offer is subject to certain customary conditions including, among other items, that more than 66 2⁄3% of the outstanding COS shares (calculated on a fully-diluted basis) shall have been validly tendered under the Offer and not withdrawn and certain regulatory approvals (as outlined in the offer to purchase and take-over bid circular and related offer documents (the “Offer Documents”) that will be filed on SEDAR and with the SEC, as defined herein, later today and throughout the currency of the Offer) shall have been obtained. Subject to applicable law, Suncor reserves the right to withdraw or extend the Offer and to not take up and pay for any COS shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by Suncor at the expiry time of the Offer. COS shareholders are strongly encouraged to read the Offer Documents carefully and in their entirety since they contain additional important information regarding Suncor and the terms and conditions of the Offer.

Copies of the Offer Documents referred to above may also be obtained free of charge upon request made to the corporate secretary of Suncor at P.O. Box 2844, 150 – 6 Avenue S.W., Calgary, Alberta Canada T2P 3E3.

This news release does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell any securities of COS or Suncor. The Offer is made exclusively by means of, and subject to the terms and conditions set out in, the Offer Documents referred to above and other related Offer documents. While the Offer will be made to all holders of COS shares, the Offer will not be made or directed to, nor will deposits of shares be accepted from or on behalf of, holders of shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of COS shares in any such jurisdiction.

Advisors and Information Agent

Suncor has engaged J.P. Morgan Securities LLC to act as its financial advisor and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP as its legal advisors in connection with the Offer.

D.F. King has been retained as information agent for the Offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

COS Shareholder/Analyst/Media Teleconference Dial-in and Webcast Information

Suncor will hold a webcast for COS shareholders on Monday, October 5, 2015 at 7:00 a.m. MT (9:00 a.m. ET) to discuss this announcement.

To participate in the webcast, visit suncor.com/webcasts or please call 1-800-771-6692 (within North America) or 001-212-231-2926 or +1 647-722-9137 (outside North America.)

NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

Suncor will file a registration statement on Form F-80, which will include the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80 AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

FORWARD-LOOKING STATEMENTS

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer, including regarding the tax treatment of COS shareholders, future dividend payments and returns to shareholders and benefits from Suncor’s integrated model and production growth, that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimated”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, “would” and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, the expected timing of the consummation of the Offer, the estimated total transaction value, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended June 30, 2015 (the “Second Quarter MD&A”) and dated July 29, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@Suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Second Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at www.sedar.com and the SEC at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

Investor inquiries:	Media inquiries:
800-558-9071	403-296-4000
offer@suncor.com	media@suncor.com